SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 12, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated December 12, 2016: Nokia Corporation financial calendar for 2017

STOCK EXCHANGE RELEASE

December 12, 2016

Nokia Corporation financial calendar for 2017

Nokia Corporation
Stock Exchange Release
December 12, 2016 at 08:00 (CET +1)

Nokia Corporation financial calendar for 2017

Espoo, Finland — In this stock exchange release Nokia provides its financial calendar for 2017, which includes the planned publication dates of its interim reports.

Planned publication dates for Nokia interim reports in 2017:

•                  report for Q4 2016 and full year 2016: February 2, 2017;

•                  report for Q1 2017: April 27, 2017;

•                  report for Q2 2017 and half-year 2017: July 27, 2017; and

•                  report for Q3 2017 and January-September 2017: October 26, 2017.

Publication of “Nokia in 2016”

Nokia plans to publish its “Nokia in 2016” annual report, which includes the review by the Board of Directors and the audited annual accounts, in week 12 of 2017.

Nokia’s Annual General Meeting

Nokia’s Annual General Meeting 2017 is planned to be held on May 23, 2017.

About Nokia

Nokia is a global leader in creating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal